

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05045432

February 22, 2005

Christopher S. Stachowiak
Osborn Maledon
The Phoenix Plaza
21st Floor
2929 North Central Avenue
Phoenix, AZ 85012-2794

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/22/2005

Re: Poore Brothers, Inc.
Incoming letter dated January 12, 2005

Dear Mr. Stachowiak:

This is in response to your letters dated January 12, 2005 and February 9, 2005 concerning the shareholder proposal submitted to Poore Brothers by Robert D. Morse. We also have received a letter from the proponent dated January 17, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



RECD S.E.C.
FEB 2 3 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

PROCESSED
MAR 02 2005
THOMSON
FINANCIAL

cc: Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

The Phoenix Plaza
21st Floor
2929 North Central Avenue
Phoenix, Arizona 85012-2794

P.O. Box 36379
Phoenix, Arizona 85067-6379

Telephone 602.640.9000
Facsimile 602.640.9050


OSBORN
MALEDON

A PROFESSIONAL ASSOCIATION
ATTORNEYS AT LAW

www.osbornmaledon.com

Christopher S. Stachowiak

Direct Line 602.640.9353
Direct Fax 602.664.2055

cstachowiak@omlaw.com

January 12, 2005

U.S.P.O. EXPRESS MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Poore Brothers, Inc. – Stockholder Proposal of Robert D. Morse

Dear Sir or Madam:

Poore Brothers, Inc., a Delaware corporation ("Poore Brothers"), has received a letter from Robert D. Morse (the "Proponent") containing a proposal (the "2005 Proposal") related to Poore Brothers' proxy card to be included in Poore Brothers' proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials"). A copy of the Proponent's letter, proposal and other attachments is attached as Exhibit A. By copy of this letter, Poore Brothers notifies the Proponent of its intention to omit the 2005 Proposal from the 2005 Proxy Materials pursuant to the following rules promulgated by the Securities and Exchange Commission ("Commission") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"):

I. Rule 14a-8(i)(2) and Rule 14a-8(i)(3), because implementation of the 2005 Proposal would result in Poore Brothers' 2005 Proxy Materials being false or misleading under Rule 14a-9;

II. Rule 14a-8(i)(8), because the 2005 Proposal relates to the election of directors;

III. Rule 14a-8(i)(10), because Poore Brothers has substantially implemented the 2005 Proposal; and

IV. Rule 14a-8(i)(6), because the 2005 Proposal asks Poore Brothers to accomplish the impossible.

The 2005 Proposal provides that: "Management and Directors return the word 'Against' to all voting cards for the Year 2005 meeting."[1] On behalf of Poore Brothers, and in accordance

---

[1] Poore Brothers advises the Staff that the Proponent previously submitted a proposal that Poore Brothers included in its proxy materials for the 2002 Annual Meeting of Stockholders, the first sentence of which was substantially the same as the 2005 Proposal, but the Proponent failed to appear or send a representative to appear on his behalf at the 2002 Annual Meeting to present such proposal.

with Commission Rule 14a-8(j) promulgated under the Exchange Act, we are writing to request that the staff of the Division of Corporation Finance (the "Staff") confirm that it concurs with our judgment that the 2005 Proposal may be omitted from the 2005 Proxy Materials pursuant to one or more of the foregoing Rules or confirm that it will not recommend any enforcement action to the Commission if the 2005 Proposal is omitted. We have been advised by Poore Brothers as to the factual matters set forth herein.

I. Analysis Supporting Exclusion of the 2005 Proposal under Rule 14a-8(i)(2) and Rule 14a-8(i)(3).

Revising the form of proxy for elections of directors as suggested by the 2005 Proposal would cause Poore Brothers to violate Rule 14a-9 of the proxy rules, accordingly, Poore Brothers may properly omit the 2005 Proposal pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3).

Rule 14a-8(i)(2) permits the omission of a stockholder proposal if implementing the proposal would cause the company to violate any state, federal or foreign law to which it is subject. Rule 14a-8(i)(3) permits the omission of a stockholder proposal when the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9. Poore Brothers believes that revising the form of proxy for elections of directors as implied by the 2005 Proposal would require Poore Brothers to violate these rules, and the 2005 Proposal is therefore excludable under Rules 14a-8(i)(2) and 14a-8(i)(3).

Implementing the 2005 Proposal would require Poore Brothers to permit stockholders to mark their proxies as votes "Against" director nominees. Section 216 of the Delaware General Corporation Law states that, unless otherwise provided in a corporation's certificate of incorporation or bylaws, "[d]irectors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors." Neither the certificate of incorporation nor the by-laws of Poore Brothers opts out of or otherwise deviates from Delaware's statutory rule of plurality voting. See Exhibit B and Exhibit C.

Under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. As a consequence, a vote "Against" a director, in and of itself, has no effect. Even if a greater number of votes were voted against the election of a particular nominee than were voted for the nominee's election, that nominee would nonetheless be elected so long as the votes for the director's election exceeded the number of votes cast in favor of the other nominees. Thus, votes cast against a nominee director will not have any legal effect. Because applicable state law would give no effect to a vote "Against" a nominee, Poore Brothers believes that including this choice on its form of proxy would be misleading in violation of Rule 14a-9 as it would cause stockholders to believe that an "Against" vote would have legal effect.

When the Commission adopted the amendments to Rule 14a-4 in 1979, the Commission itself reached the same conclusion, stating that, "[w]ith respect to a security holder's ability to vote for or against an individual nominee, the Commission acknowledges that an 'against' vote may have questionable legal effect and therefore could be confusing and misleading to stockholders. Accordingly, the term 'withhold authority' has been substituted in the rule."

Precedents for exclusion under Rule 14a-8(i)(2) and Rule 14a-8(i)(3) include the following:

In 2002, 2003 and 2004, the Staff granted no-action relief under Rule 14a-8(i)(2) to several companies with respect to stockholder proposals significantly similar, if not nearly identical, to the 2005 Proposal, many of which were also submitted by the Proponent. The Staff found that implementing such proposals would result in the companies' proxy materials being false or misleading under Rule 14a-9 where the companies' governing instruments do not opt out of the plurality voting that is otherwise specified under the law of the company's state of incorporation. A number of these no-action letters were issued permitting Delaware corporations that are subject to plurality voting to omit such a proposal under Rule 14a-8(i)(2). See, Avaya Inc. (avail. November 4, 2004), General Motors Corporation (avail. April 2, 2003); Mattel, Inc. (avail. February 21, 2003); AT&T Wireless Services, Inc. (avail. January 24, 2003); Citigroup Inc. (avail. January 2, 2003); Lucent Technologies Inc. (avail. November 18, 2002); Visteon Corporation (avail. February 20, 2002); Coca-Cola Company (avail. February 6, 2002).

As with the above precedents, Poore Brothers requests that the Staff agree to take no action if it excludes the 2005 Proposal under Rule 14a-8(i)(2) because (i) Poore Brothers, Inc. is a Delaware corporation, (ii) Delaware corporate law provides that directors shall be elected by plurality vote unless a company's certificate of incorporation or bylaws provide otherwise, (iii) Poore Brothers has not adopted any provision in its certificate of incorporation or bylaws to opt out of plurality voting for directors, and (iv) under the laws of Delaware in an election of directors where directors are elected by plurality vote, a vote against a nominee for election as a director has no effect in determining whether a nominee is elected as a director. Accordingly, providing for votes "Against" directors in the 2005 Proxy Materials would be false and misleading in violation of Rule 14a-9.

More specifically, in February of 2002, the Staff considered proposals submitted by the Proponent to Visteon Corporation and the Coca-Cola Company in which the proposals read: "Remove the word 'Except' and re-apply the word 'Against' in the Vote For Directors column." In January of 2003, the staff considered a proposal submitted by the Proponent to Mattel, Inc. in which the proposal again stated: "Management and Directors are requested to make the following change to the format of the Proxy Voting Card: Remove the word 'EXCEPT' and re-apply the word 'AGAINST' in the Vote For Directors column."

Each of Visteon, Coca-Cola and Mattel argued, that the implementation of this first sentence would violate the proxy rules and that the Proponent's proposal was therefore excludable pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3). The arguments successfully utilized by Visteon, Coca-Cola, and Mattel, also Delaware corporations, were similar to the argument set forth above, namely, that their respective charters did not deviate from Delaware's statutory default rule of plurality voting, and therefore that implementation of the proposals would violate Rule 14a-4 and 14a-9.

In all three instances, Visteon, Coca-Cola, and Mattel, the Staff concurred that the registrants could exclude the entire proposal pursuant to Rule 14a-8(i)(2), stating: "There appears to be some basis for your view that [Visteon/Coca-Cola/Mattel] may exclude the proposal under rule 14a-8(i)(2). In this regard, because [Visteon's/Coca-Cola's/Mattel's] governing instruments do not opt out of the plurality voting that is otherwise specified by Delaware law, it appears that implementation of the proposal would result in [Visteon's/Coca-Cola's/Mattel's] proxy materials being false or misleading under Rule 14a-9."

The 2005 Proposal seeks a nearly identical change to Poore Brothers' proxy card and therefore the implementation of the 2005 Proposal would require Poore Brothers to follow a procedure that the Commission has rejected as misleading to stockholders. Poore Brothers would be required to format its proxy card in a manner inconsistent with Rule 14a-4(b)(2) and its proxy card would be misleading, in violation of Rule 14a-8(i)(3) because it would give stockholders the misimpression that "Against" votes would have an effect on the outcome of the election. This result would contravene Rule 14a-9, as the Staff recognized in Visteon, Coca-Cola and Mattel. As such, Poore Brothers' position that the 2005 Proposal is misleading and may be omitted under Rules 14a-8(i)(2) and 14a-8(i)(3) is a valid basis to exclude the proposal from the 2005 Proxy Materials.

II. Analysis Supporting Exclusion of the 2005 Proposal under Rule 14a-8(i)(8).

Rule 14a-8(i)(8) permits companies to omit a stockholder proposal if the proposal relates to an election for membership to the company's board of directors. Proponent's supporting statement for the 2005 Proposal states: "[b]y voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration." This statement implicitly recommends that stockholders vote against the election of Poore Brothers' director nominees. The Staff has previously made clear that Rule 14a-8 permits the exclusion not just of stockholder proposals that on their face relate to an election of directors, but also of stockholder proposals where the supporting statements make recommendations regarding an election of directors. In Phillips-Van Heusen Corp. (avail. April 6, 1999), involving a proposal by Proponent, a paragraph in the supporting statement included a recommendation by Proponent that stockholders vote against the company's nominees for director. The Staff determined that the company could omit the proposal in its entirety unless the Proponent deleted this reference. Poore Brothers would further argue that the inclusion of these statements, together with a proposal that, as described below, has been shown in numerous instances to have no legal effect under Delaware law, effectively renders the 2005 Proposal nothing more than a statement against the incumbent board, and therefore related to the election of directors, and thus excludable under Rule 14a-8(i)(8).

III. Analysis Supporting Exclusion of the 2005 Proposal based on Rule 14a-8(i)(10).

The 2005 Proposal, to the extent it is intended to relate to the election of directors, is moot because Poore Brothers' current proxy card and a proxy card revised as proposed would produce the identical result in determining which director nominee is elected to Poore Brothers' board. As more fully discussed above, an "Against" vote has no legal effect in an election of directors governed by a plurality voting system and, therefore, the same result would occur in an election of directors whether or not the 2005 Proposal was implemented. Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal if it has been rendered moot because a company has already substantially implemented the proposal. The Commission has indicated that for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. The applicable standard under the rule is one of substantial implementation. See Release 34-20091 (August 16, 1983). Accordingly, Poore Brothers believes that it may omit the 2005 Proposal pursuant to Rule 14a-8(i)(10).

IV. Analysis Supporting Exclusion of the 2005 Proposal under the General Rules of Rule 14a-8 and more specifically Rule 14a-8(i)(6).

The 2005 Proposal asks that Poore Brothers' stockholders approve, at the 2005 annual meeting, changes to Poore Brothers' proxy cards "for the Year 2005 meeting." Poore Brothers would be incapable of implementing such a change as proposed. If the 2005 Proposal were to obtain the requisite stockholder approval at Poore Brothers' 2005 Annual Meeting of Stockholders, Poore Brothers would lack the power to implement the proposal because the 2005 Annual Meeting of Stockholders will have been already held and completed.

Poore Brothers believes that, under the general principles of Rule 14a-8, the 2005 Proposal should be excluded on the grounds that it is incapable of being implemented. More specifically, Poore Brothers believes the 2005 Proposal is excludable under Rule 14a-8(i)(6) as Poore Brothers would lack the power to implement the proposal if passed.

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the 2005 Proposal is omitted from the 2005 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the 2005 Proposal, or should any additional information be desired in support of Poore Brothers' position, we would appreciate an opportunity to confer with the Staff concerning such matters.

In accordance with Rule 14a-8(j), we have enclosed six (6) copies of this letter (including enclosures) and are sending a copy of this letter (including enclosures) to the Proponent. If you have any questions regarding this request, please feel free to contact the undersigned at (602) 640-9353.

Please acknowledge receipt of the enclosed documents by date-stamping the enclosed copy of this letter and returning it in the envelope provided. We appreciate your attention to this request.

Very truly yours,



Christopher S. Stachowiak

CSS:rw
Enclosures

cc: Robert D. Morse (w/encl.) (via Federal Express and E-mail at rdm609@att.net)
Thomas W. Freeze (w/encl.)
Richard M. Finkbeiner (w/encl.)

Exhibit A

[Letter from Robert D. Morse to Poore Brothers
dated August 24, 2004, with Proposal and attachments]

Robert D. Morse
212 Highland Ave.
Moorestown, NJ. 08057-2717

Ph: 856 235 1711
August 24, 2004

Poore Brothers
34500 South Cometa Drive
Goodyear, AZ 85338

I wish to enter the enclosed Proposal to be printed in the Year 2005 Proxy Material. for a vote. I will hold my necessary equity in the Company until after the meeting. I also can provide evidence that I am unable to attend, but will try to be represented at the meeting. My wife had a mild heart attack at the end of Year 2003, was in 2 hospitals, and is under-going daily blood sugar tests, and has been taking 7 or 8 pills daily to alleviate her ailments. This requires my nearby presence to monitor such. Thank you for your understanding.

Sincerely,

Robert D. Morse



Robert D. Morse
212 Highland Ave.
Moorestown, NJ 08057-2717

Ph: 856 235 1711

August 24, 2004

Poore Brothers
35400South La Cometa Drive
Goodyear, AZ 85338

PROPOSAL

I, Robert D. Morse, of 212 Highland Ave., Moorestown, NJ 08057-2717, propose that Management and Directors return the word "Against" to all voting cards for the Year 2005 meeting.

REASONS: As you vote, keep in mind that "Against" was removed from most all proxy ballots about 1975, but ONLY in the vote for DIRECTORS BOX. Most major companies registered in DE, MD, NJ, NY, and VA have explained that shareowners might be "confused" that they would be voting "Against", when they have no right to if voting under "Plurality"—Contrived Rules adopted by those States and Corporate Registrants therein. Under this system, any nominee can be elected with even one vote "For" if that many are listed as available for the number of directors requested.

You are denied "The Right of Dissent", a violation of the Constitution, and/or The Bill of Rights. Insist on a return to Democracy, not a power grab. Example: In year 2003 the CEO of ExxonMobil Corp. gained $28 million as a result of this process. Since Management nominates the Directors, might this not come under a "conflict of interest" interpretation ? These are YOUR assets being diverted for mostly Management's gain.

Ford Motor Company agreed to return "Against" two years ago, showing the American Way spirit as a fine U.S. Corporation.

By voting out company nominated directors, your say has an effect on rejecting Directors who defy your wishes to reduce Management's outlandish remuneration. Remember that the Product or Services, and its Advertising and Acceptance are the source of income. A fair stated salary and minimal perks are sufficient to maintain a good lifestyle, not an exorbitant one that they desire.

Thank you All for accepting this as good advice for the proper conduct of the Company.

Robert D. Morse


PUBLISH

These rhymes are for stress-relief.
Not part of the presentation.

Suppose you sent writings in to publish,
Thinking them great, and not just rubbish.
Back it comes, unopened you see;
Perhaps the returnee is smiling with glee,
Since they are swamped by writers like me!
However these copies are yours to keep;
Just look them over when you can't sleep.

WRITER

The words and thought
Come to mind as they ought
So I write them down, then type the page;
They may or may not become a rage.
I took it in town and had it printed;
At many of my rhymes I have later squinted,
And often wonder why I have not quitted!

RE ARRANGED

The previous rhymes were finally arranged,
Showing you how I may have changed.
I wanted to show my innermost feeling,
As with rhyme I have been dealing.
So if it has gotten worse,
Then I'm not good at producing verse.

AUTHORS

Here is some advice if you want to write,
It isn't much but could help a mite:
Don't send a publisher a cent of money,
The jar you get won't be of honey.
You realize that you have been burned
And your dream of profits is not earned.
You will get a splash in your hometown,
After that you will slowly drown,
Waiting for some sales to make,
I tell you this for your sake.
Books are now so abundant
They somehow repeat, which is redundant.
The libraries and bookstores overflow,
See them ornament a restaurant you know?
The cast-out extras are 2-3 for a dollar,
Doesn't it make you want to holler?
There is no justice in this trade
So you just as well slow the effort made!

R.D. Morse
212 Highland Avenue
Moorestown, NJ 08057-2

STAY, PAT

These rhymes are for stress relief.
Not part of the presentation.

There's something intriguing about our Pat,
Not just the spot she's always at.
When I walk in, she may have a smile,
At other times it's a look of beguile.
However, that expression doesn't fool me,
She is smiling inside, perhaps with glee.
Maybe I'll refer to her as "Postal Pat",
Would that make her a pillar, or what ?

DISCOVERY

Since ancient times men have maintained discovery,
Whether it is in outer space, or that of recovery.
If a carcass of an animal, we have proof,
But what's in space remains aloof.
Each year the scientists find new objects,
Which in time may lead to regrets.
When there's nothing left with their minds to flirt,
Might they not "discover" themselves out of work ?

DOMESTIC DEARS

Now is the story of the Prodigal Son,
Who claimed his inheritance, left on a run.
Perhaps he was paid in silver and gold,
Left on a jackass, we are not told.
He headed for the glitter, became dissolute,
And finally was broke, his loss absolute.
He accepted a job, feeding some pigs,
Got nothing to eat, not even two figs.
This started his brain to finally figure:
"It's time for me to leave this manure".
"I'll go home to Dad, ask his forgiveness,
And accept what he offers, no matter its slimness".
When he arrived, Dad gladly killed a calf,
What first should be done, was to give him a bath !

Robert Dennis Morse

Exhibit B

[Certificate of Incorporation of Poore Brothers, Inc., as amended]

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
POORE BROTHERS HOLDINGS, INC.

Poore Brothers Holdings, Inc., (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify and set forth that:

FIRST: The name of the Corporation is Poore Brothers Holdings, Inc.

SECOND: The Certificate of Incorporation of the Corporation was filed with the Secretary of State on the 23rd day of February, 1995.

THIRD: The Corporation has not received any payment for any of its stock.

FOURTH: The Certificate of Incorporation is amended to change the name of the Corporation and to increase the authorized capital stock of the Corporation, as follows:

(a) Article FIRST, relating to the name of the Corporation, is deleted in its entirety and the following is inserted in its place and stead:

FIRST: The name of the corporation is Poore Brothers, Inc. (the "Corporation");

(b) Article FOURTH, relating to the authorized capital stock of the Corporation, is deleted in its entirety and the following inserted in its place and stead:

> FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is Fifteen Million Fifty Thousand (15,050,000) shares, consisting of:

(a) Fifty Thousand (50,000) shares of preferred stock, $100 par value per share (the "Preferred Stock"), and

(b) Fifteen Million (15,000,000) shares of common stock, $0.01 par value per share (the "Common Stock").

FIFTH: In accordance with Section 241 of the General Corporation Law of the State of Delaware, the above amendment was authorized by the Sole Incorporator of the Corporation by written consent, dated as of March 1, 1995.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by its Sole Incorporator on March 2, 1995.



Jeffrey B. Cobb
Sole Incorporator

C&LDOC: 51291631.DOC 03/02/95

CERTIFICATE OF INCORPORATION
OF
POORE BROTHERS HOLDINGS, INC.

FIRST: The name of the corporation is **Poore Brothers Holdings, Inc.** (the "Corporation").

SECOND: The address of its registered office in the State of Delaware is 1209 Orange Street, in the County of New Castle, Wilmington, Delaware 19801, and the name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted are:

To engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware; and

in general, to possess and exercise all the powers and privileges granted by the General Corporation Law of the State of Delaware or by any other law of Delaware or by this certificate of incorporation, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is Five Million Twenty-Five Thousand (5,025,000) shares, consisting of:

(a) Twenty-Five Thousand (25,000) shares of preferred stock, $100 par value per share (the "Preferred Stock"), and

(b) Five Million (5,000,000) shares of common stock, $0.01 par value per share (the "Common Stock").

1. Preferred Stock. Shares of the preferred stock of the Corporation may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of

Directors of the Corporation prior to the issuance of any shares thereof. Each such class or series of preferred stock shall have such voting powers, full or limited, or no voting powers, and such other relative rights, powers and preferences, including, without limitation, the dividend rate, conversion rights, if any, redemption price and liquidation preference, and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issuance of such class or series of preferred stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

2. Common Stock. Subject to any preferential dividend rights applicable to shares of the Preferred Stock, the holders of shares of the Common Stock shall be entitled to receive such dividends as may be declared by the Board of Directors.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after distribution in full of the preferential amounts to be distributed to the holders of shares of the Preferred Stock, the holders of shares of the Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its shareholders, ratably in proportion to the number of shares of the Common Stock held by them.

The holders of shares of the Common Stock shall be entitled to vote on all matters at all meetings of the shareholders of the Corporation and shall be entitled to one vote for each share of the Common Stock entitled to vote at such meeting.

FIFTH: The name and mailing address of the incorporator is Jeffrey B. Cobb, Esq. c/o Cummings & Lockwood, Four Stamford Plaza, 107 Elm Street, Stamford, Connecticut 06902.

SIXTH: The Board of Directors is expressly authorized to exercise all powers granted to the directors by law except insofar as such powers are limited or denied herein or in the By-Laws of the Corporation. In furtherance of such powers, the Board of Directors shall have the right to make, alter or repeal the By-Laws of the Corporation.

SEVENTH: Meetings of shareholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation. Elections of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

EIGHTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its shareholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or shareholder thereof or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditor or class of creditors, and/or of the shareholders or class of shareholders, of the Corporation, as the case may be, to be summoned in such a manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the shareholders or class of shareholders, of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application is made, be binding upon all of the creditors or class of creditors, and/or on all the shareholders or class of shareholders, of the Corporation, as the case may be, and also on the Corporation.

NINTH: No director shall have any personal liability to the Corporation or its shareholders for any monetary damages for breach of fiduciary duty as a director, except that this Article shall not eliminate or limit the liability of each director (i) for any breach of such director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which such director derived an improper personal benefit.

Neither the amendment nor the repeal of this Article NINTH, nor the adoption of any provision of the certificate of incorporation inconsistent with this Article NINTH, shall eliminate or reduce the effect of this Article NINTH in respect of any matter occurring or any cause of action, suit or claim that, but for this Article NINTH, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

TENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation in the manner now or hereafter prescribed by statute.

THE UNDERSIGNED, being the sole incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, makes this certificate, hereby declaring and certifying that this is his act and deed and the facts herein stated are true, and accordingly, has hereunto set his hand on the 23rd day of February, 1995.



Jeffrey B. Cobb
Sole Incorporator

C&LDOC: S1280561.DOC 02/23/95

Exhibit C

[By-Laws of Poore Brothers, Inc., as amended]

BY-LAWS

OF

POORE BROTHERS, INC.

(As amended and restated on January 11, 2005)

ARTICLE I: IDENTIFICATION

Section 1. Name. The name of the corporation is Poore Brothers, Inc. (the "Corporation").

Section 2. Seal. Upon the seal of the Corporation shall appear the name of Corporation and the state and year of incorporation, and the words "Corporate Seal."

Section 3. Offices. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware. The Corporation may also have other offices at such other places, either within or without the State of Delaware, as the Board of Directors may determine or as the activities of the Corporation may require.

ARTICLE II: MEETINGS OF STOCKHOLDERS

Section 1. Place of Meetings. Meetings of the stockholders shall be held at such place, either within or without the State of Delaware, as may be fixed from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. Annual Meeting. An annual meeting of the stockholders for the election of directors and the transaction of such other business as may properly come before the meeting shall be held each year on such date in the first six months of the Corporation's fiscal year as shall be designated by the President, or in the absence of such designation, on the first Tuesday of the seventh month of the fiscal year, if not a legal holiday, and if a legal holiday, then on the next succeeding business day, or on such other date and time as shall be designated from time to time by the Board of Directors.

Section 3. Special Meeting. Special meetings of the stockholders may be called by the Board of Directors or the President and shall be called by the President or Secretary at the request in writing of a majority of the Board of Directors. Such request shall state the purpose or purposes of the proposed meeting.

Section 4. Notice and Waiver. Written notice of each meeting of stockholders, stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than 60 days prior to each meeting, to each stockholder of record entitled to vote at such meeting by leaving such notice with him personally or by transmitting such notice with confirmed delivery (including by telex, cable or other form of recorded communication, provided that delivery of such notice in written form is confirmed in a writing) to his residence or usual place of business, or by depositing such notice in the mails in a postage-prepaid envelope addressed to him at his post office address as it appears on the corporate records of the Corporation. Notice of any meeting of stockholders may be waived in writing by all stockholders entitled to vote at such meeting. Attendance at a meeting by any stockholder shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 5. Stockholder List. The officer who has charge of the stock ledger of the Corporation shall, at least ten days before each meeting of stockholder's, prepare a complete alphabetically addressed list of the stockholders entitled to vote at the meeting, with the number of shares held by each. Said list shall be open to the examination of any stockholder for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held. The list shall be available for inspection at the meeting. Upon the willful neglect or refusal of the directors to produce such a list at any meeting for the election of directors, they shall be ineligible for election to any office at such meeting.

Section 6. Quorum and Required Vote. The holders of a majority of the stock entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders except as otherwise specifically provided by these By-Laws, by the Certificate of Incorporation or by statute. The affirmative vote, at a meeting of stockholders duly held and at which a quorum is present, of a majority of the voting power of the shares represented at such meeting which are entitled to vote on the subject mater shall be the act of the stockholders, except as is otherwise specifically provided by these By-Laws, by the Certificate of Incorporation or by statute. If less than a majority of such outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or, if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At any stockholder meeting to elect directors, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Section 7. Voting. Unless otherwise provided in the Certificate of Incorporation, each holder of voting stock shall be entitled to vote in person or by proxy at each meeting and he shall have one vote for each share of voting stock registered in his name. However, no proxy shall be voted three years after the date thereof, unless the proxy provides for a longer period.

Section 8. Action Without a Meeting. Any action which may be taken at a meeting of stockholders may be taken without a meeting, if a consent or consents in writing, setting forth such action, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the

Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the Corporation's minute book. Deliveries made to the Corporation's registered office shall be by hand or by certified mail, return receipt requested. Such consents shall bear the date of signature of each stockholder who signs the consent and such consents shall not be effective to take the action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner referred to above in this Article II, Section 8, written consents signed by a sufficient number of stockholders to take such action are delivered in the same manner. Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent shall be given to those stockholders who have not so consented.

ARTICLE III: DIRECTORS

Section 1. Number. The number of directors who will constitute the entire Board of Directors shall not be less than one (1) or more than (7).. The number of directorships at any time shall be that number most recently fixed by action of the Board of Directors or stockholders, or absent such action, shall be the number of directors elected at the preceding annual meeting of stockholders, or the meeting held in lieu thereof, plus the number elected since any such meeting to account for any increase in the size of the Board Directors.

Section 2. Election. Members of the initial Board of Directors as elected at the organization meeting shall hold office until the first annual meeting of stockholders and until their successors shall have been elected and qualified. At each annual meeting of stockholders, directors shall be elected to hold office until their successors are elected and qualified or until their earlier resignation or removal.

Section 3. Regular Meetings. A regular meeting of a newly-elected Board of Directors shall be held immediately after, and at the same place as, the annual meeting of stockholders. Other regular meetings of the Board of Directors may be held without notice at such time and place as the Board of Directors may from time to time determine. A director may participate at a meeting of the Board of Directors by means of a conference telephone or similar communications equipment provided such equipment enables all directors at the meeting to hear one another.

Section 4. Other Meetings. Other meetings of the Board of Directors may be called by the President on two days' notice to each director, either personally or by telephone, telex, telegram or other form of recorded communication, or by mail. Said notice may be waived by a written waiver signed by any director who does not receive notice of such meeting. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 5. Quorum. At all meetings of the Board of Directors, a majority of directors shall constitute a quorum for the transaction of business. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless a greater number is specifically required by the By-Laws, by the Certificate of Incorporation or by statute.

Section 6. Committees of Directors. The Board of Directors, by resolution adopted by a majority of the entire Board of Directors, may designate one or more directors to constitute a committee. Such committee; to the extent provided in the resolution of the Board of Directors, shall have and may exercise the powers of the Board of Directors in the management of the business, property and affairs of the Corporation, and shall keep records of its acts and proceedings and report the same to the Board of Directors as and when required; but no such committee shall have the power or authority to amend the Corporation's Certificate of Incorporation or By-Laws, adopt an agreement of merger or consolidation, recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets or the dissolution of the Corporation, or declare a dividend or authorize the issuance of stock.

Section 7. Action Without Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and such written consent is filed with the minutes of proceedings of the Board of Directors or committee.

Section 8. Resignation and Removal. Unless otherwise provided in any contract with the Corporation, any director may resign or be removed at any time. A director who intends to resign shall give written notice to the chief executive officer, the president, the secretary, or the Board of Directors of the Corporation. Removal of a director, with or without cause, may be effected by the affirmative vote of the holders of a majority of the stock entitled to vote.

Section 9. Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy resulting from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the Board of Directors. A director elected to fill a vacancy shall be elected for the expired term of his predecessor and until his successor is duly chosen.

Section 10. Compensation. The directors may be reimbursed for any expenses incurred by them in attendance at any meeting of the Board of Directors or of any of its committees. Every director may be paid a stated salary as director and/or a fixed sum for attendance at each meeting at which he is present. No payments or reimbursements described herein shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

ARTICLE IV: OFFICERS

Section 1. Election. A President, a Secretary, and when deemed necessary the Board of Directors, a Chairman and/or Vice Chairman of the Board of Directors, one or more Vice Presidents, a Treasurer and other officers and assistant officers shall be elected by the Board of Directors to hold office until their successors are elected and qualified or until their earlier removal or resignation. More than two offices may be held by the same person.

Section 2. Chairman of the Board. The Chairman of the Board, if any, shall preside at all meetings of the shareholders and the directors, shall see that all orders and resolutions of the

Board are carried into effect, and shall perform such other duties as the Board of Directors may from time to time assign to him. In the absence or nonelection of a president or in the event of the inability of the president to act, the chairman of the Board shall exercise all the powers and discharge all the duties of the president.

Section 3. President. The powers and duties of the President, except to the extent delegated by the Board of Directors to the Chief Executive Officer if one shall be elected, shall include active executive management of the operations of the Corporation, subject to the control of the Board of Directors, and responsibility for carrying out all orders and directions of the Board of Directors. In the absence or nonelection of a Chairman of the Board, the President shall preside at meetings of stockholders and directors, discharging all duties incumbent upon a presiding officer, and shall perform such other duties as the By-Laws provide and as the Board of Directors may prescribe.

Section 4. Vice Presidents. The Board of Directors may at its discretion elect one or more Executive Vice Presidents who, when elected, shall have such powers and perform such duties as are customary for the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer or other senior executive of a company, subject to the control of the Board of Directors, and such other duties as the Board of Directors may from time to time assign. The Board may also elect such other Vice Presidents as it deems necessary who shall have such powers and perform such duties as the President or the Board of Directors may from time to time assign and shall perform such other duties as may be prescribed by these By-Laws. At the request of the President, or in case of his absence or inability to act, the Executive Vice President or Vice President so appointed, shall perform the duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President.

Section 5. Secretary. The Secretary shall have the duty to keep true and complete records of the proceedings of the meetings of the shareholders, the Board of Directors and any committees of directors and shall file any written consents of the shareholders, the Board of Directors and any committees of directors with these records. It shall be the duty of the Secretary to be custodian of the records and of the seal of the Corporation. The Secretary shall also attend to the giving of all notices and shall perform such other duties as the By-Laws may provide or the Board of Directors may assign.

Section 6. Assistant Secretary. If one shall be elected, the Assistant Secretary shall have such powers and perform such duties as the President, Secretary or the Board of Directors may from time to time assign and shall perform such other duties as may be prescribed by these By-Laws. At the request of the Secretary, or in case of his absence or inability to act, the Assistant Secretary shall perform the duties of the Secretary and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the Secretary.

Section 7. Treasurer. If one shall be elected, the Treasurer shall keep correct and complete records of account showing accurately at all times the financial condition of the Corporation. The Treasurer shall also act as legal custodian of all moneys, notes, securities and other valuables that may from time to time come into the possession of the Corporation, and shall promptly deposit all funds of the Corporation coming into his hands in the bank or other depository designated by the Board of Directors and shall keep this bank account in the name of the Corporation. Whenever requested by the Board of Directors, the Treasurer shall furnish a statement of the financial condition of the Corporation and shall perform such other duties as the By-Laws may provide and the Board of Directors may assign.

Section 8. Assistant Treasurer. If one shall be elected, the Assistant Treasurer shall have such powers and perform such duties as the President, Treasurer or Board of Directors may from time to time assign and shall perform such other duties as may be prescribed by these By-Laws. At the request of the Treasurer, or in case of his absence or inability to act, the Assistant Treasurer shall perform the duties of the Treasurer and. when so acting, shall have all the powers of, and be subject to all the restrictions upon, the Treasurer.

Section 9. Other Officers. Such other officers as are appointed shall exercise such duties and have such powers as the Board of Directors may assign.

Section 10. Transfer of Authority. In case of the absence of any officer of the Corporation or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may transfer the powers or duties of that officer to any other officer or to any director or employee of the Corporation, provided that a majority of the entire Board of Directors approves.

Section 11. Resignation and Removal. Unless otherwise provided in any contract with the Corporation, any officer may resign or be removed at any time. An officer who intends to resign shall give written notice to the President or to the Secretary. Removal of an officer, with or without cause, may be effected by the Board of Directors.

Section 12. Vacancies. A vacancy occurring in any office may be filled by the Board of Directors.

Section 13. Voting Powers of the Chairman and the President. Either the Chairman of the Board of Directors or the President shall be authorized from time to time, acting independently, to vote such shares of capital stock owned by the Corporation as they may individually deem necessary or desirable.

ARTICLE V: [Intentionally Left Blank]

ARTICLE VI: CAPITAL STOCK

Section 1. Consideration and Payment. The capital stock may be issued for such consideration, having a value not less than the par value of any such stock expressed in dollars as shall be determined by the Board of Directors. Payment of such consideration may be made, in whole or in part, in money, other tangible or intangible property, labor or services performed. No certificate shall be issued for any share until the share is fully paid.

Section 2. Stock Certificates. Every holder of the capital stock of the Corporation shall be entitled to a certificate signed by, or in the name of the Corporation by the Chairman or Vice Chairman, if any, or the President or a Vice President and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer. Any of or all the signatures on the certificate may be a facsimile. Upon each such certificate shall appear such legend or legends as may be required by law or by any contract or agreement to which the Corporation is a party. No certificate shall be valid without such signatures or legends as are required hereby.

Section 3. Lost Certificate. Whenever a person shall request the issuance of a certificate of stock to replace a certificate alleged to have been lost by theft, destruction or otherwise, the Board of Directors shall require that such person make an affidavit to the fact of such loss before the Board of Directors shall authorize the requested issuance. Before issuing a new certificate, the Board of Directors may also require a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost.

Section 4. Transfer of Stock. The Corporation or its transfer agent shall register a transfer of a stock certificate, issue a new certificate and cancel the old certificate upon presentation for transfer of a stock certificate duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer if there has been compliance with any applicable tax law relating to the collection of taxes and after the Corporation or its agent has discharged any duty to inquire into any adverse claims of which the Corporation or agent has notice. Notwithstanding the foregoing, no such transfer shall be effected by the Corporation or its transfer agent if such transfer is prohibited by statute, by the Certificate of Incorporation or these By-Laws of the Corporation or by any contract or agreement to which the Corporation is a party.

ARTICLE VII: DIVIDENDS AND RESERVES

Section 1. Dividends. Subject to any limitations or conditions contained in the Certificate of Incorporation, dividends may be declared by a resolution duly adopted on behalf of the Corporation and may be paid in cash, property or in shares of the capital stock of the Corporation.

Section 2. Reserves. Before payment of any dividend, the Board of Directors may set aside out of any funds available for dividends such sum or sums as the Board of Directors, in its absolute discretion, deems proper as a reserve fund to meet contingencies or for equalizing dividends or to repair or maintain property or to serve such other purposes conducive to the interests of the Corporation.

ARTICLE VIII: FISCAL YEAR

Section 1. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

ARTICLE IX: INDEMNIFICATION

Section 1. Power to Indemnify in Actions, Suits or Proceedings other than those by or in the Right of the Corporation. Subject to Section 3 of this Article, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director or officer, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

Section 2. Power to Indemnify in Actions, Suits, or Proceedings by or in the Right of the Corporation. Subject to Section 3 of this Article, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 3. Authorization of Indemnification. Any indemnification under this Article (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article, as the case may be. Such determination shall be made by (i) a majority vote of the directors who are not parties to such action, suit, or proceeding, even though less than a quorum, or (ii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iii) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit, or proceeding described above, or in defense of any claim, issue, or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

Section 4. Good Faith Defined. For purposes of any determination under Section 3 of this Article, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person's conduct was unlawful, if such person's action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan, or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee, or agent. The provisions of this Section 4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 1 or 2 of this Article, as the case may be.

Section 5. Indemnification by a Court. Notwithstanding any contrary determination in the specific case under Section 3 of this Article, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery in the State of Delaware for indemnification to the extent otherwise permissible under Sections 1 and 2 of this Article. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standards of conduct set forth in Section 1 or 2 of this Article, as the case may be. Neither a contrary determination in the specific case under Section 3 of this Article nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Section 5 shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

Section 6. Expenses Payable in Advance. Expenses incurred by a director or officer in defending any civil, criminal, administrative, or investigative action, suit, or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article.

Section 7. Nonexclusivity of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by or granted pursuant to this Article shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 and 2 of this Article shall be made to the fullest extent permitted by law. The provisions of this Article shall not be deemed to preclude the indemnification of any person who is not specified in Section

1 or 2 of this Article but whom the Corporation has the power or obligation to indemnify under the provisions of the General Corporation Law of the State of Delaware, or otherwise.

Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article.

Section 9. Certain Definitions. For purposes of this Article, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article, references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee, or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Article.

Section 10. Survival of Indemnification and Advancement of Expenses. The indemnification and advancement of expenses provided by, or granted pursuant to, this Article shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors, and administrators of such a person.

Section 11. Limitation on Indemnification. Notwithstanding anything contained in this Article to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 5 hereof), the Corporation shall not be obligated to indemnify any director or officer in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

Section 12. Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article to directors and officers of the Corporation.

ARTICLE X: AMENDMENT OF BY-LAWS

These By-Laws may be altered, amended or repealed or new By-Laws may be adopted by the stockholders at any annual or special meeting of stockholders or by the Board of Directors at any meeting of the Board of Directors, provided that notice of such amendment, repeal or adoption of new By-Laws be included in the notice of such meeting.

Robert D. Morse,
212 Highland Avenue
Moorestown, NJ 08057-2717

Ph: 856 235 1711
January 17, 2005

Securities & Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Poore Brothers, Inc. letter to SEC 1/12/05
Copy received Jan. 14, 2005

Ladies and Gentlemen:

The various legal representatives are in a sense "stalking me" as a group in the presentations of many past proposals and the decisions made thereon. Rules are not "Cast in Stone", otherwise, why not refer to computer records to make all further upcoming legal claims decisions ? When proven defective, as in this matter, the "Rules" are what need to be changed to comply with rights of shareowners.

The S.E.C. has received yet another wordy missive seeking to deny my Proposal. The repetitive statements show a lack of respect for the Commission's ability to understand the simple facts of the Plurality voting method.

Page 1 --I

The claim that "if implemented", the Proposal would be "false and misleading", is itself that. Claiming a shareowner could be "confused" is a put down of their intelligence, inasmuch that no such claim exists as to other matters where "Against' is plainly permitted. The lengthy explanation of the results of a vote "For" my Proposal proves that a shareowner is truly denied "The Right of Dissent" under our Constitution, and/or The Bill of Rights. The fact is explained that "Against" is not permitted because it would violate certain Corporate Rules, State and Federal Rules, and no explanation of the fact that the only reason lobbyists pushed for "Plurality" voting was to guarantee succession of Management being reelected year after year, is that the Directors nominated can not be defeated if they receive only one affirmative vote. Said nominees [by management] could be classed as a "conflict of interest" by Management.. The S.E.C. has yet to rule on this claim.

II Claim for exclusion "because it relates to Election of Directors.
Of course it does, but only in the context that we are denied the right to vote "Against" Allowing deletion on this basis again violates The Constitution, etc

III ---: "It has been substantially implemented" is a false statement, in that nowhere is it shown that "Against" will be back on the Proxy Card in the vote for Directors.

IV ----"asks Poore Brothers to accomplish the impossible" Nonsense, just put the word "Against" back on the Proxy Voting Card. Ford Motor Company did, and what "law', actually "rule" has been broken ? The first American Company to acknowledge the United States Constitution. Bravo !

6 copies to S.E.C. 2 to Poore Brothers, Inc. {End of letter sheet space] Sincerely,

Robert D. Morse

The Phoenix Plaza
21st Floor
2929 North Central Avenue
Phoenix, Arizona 85012-2794

P.O. Box 36379
Phoenix, Arizona 85067-6379

Telephone 602.640.9000
Facsimile 602.640.9050


OSBORN
MALEDON

A PROFESSIONAL ASSOCIATION
ATTORNEYS AT LAW

www.osbornmaledon.com

February 9, 2005

USPO EXPRESS MAIL
AND FACSIMILE: 202-942-9525
Attn: Robyn Manos
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Poore Brothers, Inc. - Stockholder Proposal of Robert D. Morse

Ladies and Gentlemen:

On behalf of our client, Poore Brothers, Inc. (the "Company"), this letter supplements our letter dated January 12, 2005 ("January Letter") requesting that the Staff of the Securities and Exchange Commission consider the Company's request to exclude from the Company's 2005 Proxy Materials a proposal (the "2005 Proposal") from Robert D. Morse (the "Proponent"). Capitalized terms used herein without definition have the meanings set forth in the January Letter.

In our view, the 2005 Proposal is excludable under Rule 14a-8(i)(2) because the Company's governing instruments do not opt out of the plurality voting otherwise specified by Section 216 of the Delaware General Corporation Law (the "DGCL"). Under plurality voting, nominees for director who receive the greatest number of favorable votes are elected. As a consequence, a vote "Against" a director, in and of itself, has no effect. Even if a greater number of votes were voted against the election of a particular nominee than were voted for the nominee's election, that nominee would nonetheless be elected so long as the votes for the director's election exceeded the number of votes cast in favor of the other nominees. Thus, votes cast against a nominee director will not have any legal effect. Although not admitted to practice law in the State of Delaware, we are generally familiar with the DGCL. Accordingly, the Staff may rely on the foregoing statements regarding Delaware law as an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii).

We are enclosing six copies of this letter. By copy of this letter, the Company is simultaneously informing the Proponent of this supplement to the January Letter. Please acknowledge receipt of this letter by stamping the enclosed additional copy and returning it in the accompanying envelope.

Very truly yours,

OSBORN MALEDON, P.A.



Christopher S. Stachowiak

cc: Robert D. Morse (w/encl.) (via Federal Express and E-mail at rdm609@att.net)
Thomas W. Freeze (w/encl.)
Richard M. Finkbeiner (w/encl.)

754594 v1

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 22, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Poore Brothers, Inc.
Incoming letter dated January 12, 2005

The proposal requests that the board make a particular revision to its proxy materials.

We are unable to conclude that Poore Brothers has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Poore Brothers may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Poore Brothers may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Poore Brothers may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Poore Brothers may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Poore Brothers may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

We are unable to concur in your view that Poore Brothers may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe the Poore Brothers may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Robyn Manos
Special Counsel